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STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

NEWS RELEASE

        STOLT OFFSHORE S.A. ANNOUNCES $300 MILLION ORDER INTAKE IN BRAZIL

London, England - February 13, 2006 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), announced today contract awards totalling approximately $300 million in letters of intent from Petrobras in Brazil.

The first new award, valued at $145 million, is an EPIC contract for the tie-in of oil export pipelines from the Roncador, Marlim Sul and Marlin Leste fields to the PRA1 booster platform and for other associated tie-in work at two offloading buoys and a floating storage and offloading tanker. The work will be performed by the Discovery in the period between the fourth quarter of 2006 and the third quarter of 2007. The engineering and project management for this project is being undertaken from the North America regional office in Houston, following the refocusing of this business unit to the deepwater SURF market.

The second new award is for an extension to the existing Seaway Condor contract, valued at $140 million for four additional years of work from September 2006. This contract to install flexible flowlines and risers in water depths of up to 2,000 metres was previously extended in 2001.

Two additional awards, also for Petrobras, are each for two additional years extension to the ROV contracts on the Toisa Conqueror and the Normand Borg, together valued at approximately $16 million.

Tom Ehret, Chief Executive Officer, said "We announced last year that part of our strategy was to grow our business in South America. These new contract awards are evidence of the successful execution of this strategy over recent months. In late 2005, we announced a $40 million two year extension to the Seaway Harrier contract and a $250 million six year contract for the CS Pertinacia. With these new awards, we improve the visibility of a business unit, which, from 2007 onwards, will treble in size from its historic level.

The Roncador and Marlim tie-ins award is of particular importance as it is our first EPIC contract in Brazil It is also early evidence of the successful refocusing of our Houston based business unit in undertaking project management and engineering work for other parts of the world."
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Stolt Offshore S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Forward-looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S.Securities and Exchange Commission,

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are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy/Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com